Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 5, 2019 (March 25, 2019 as to the subsequent events described in Note 23, and June 17, 2019 as to the effects of the recapitalization described in Note 2) relating to the consolidated financial statements of Tradeweb Markets LLC (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the Successor Period financial statements not being comparable to the Predecessor Period financial statements as a result of pushdown accounting) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

October 15, 2019